Exhibit 99.1

QIWI ANNOUNCES THIRD-QUARTER 2014 RESULTS

Total Adjusted Net Revenue Increases 47% to RUB 2,379 Million

Adjusted Net Profit Increases 92% to RUB 1,163 Million or RUB 21.05 per diluted share

QIWI raises 2014 Guidance

Board of Directors Approves Dividend of 38 cents per share

MOSCOW, RUSSIA – November 11, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the third-quarter ended September 30, 2014.

Third-Quarter 2014 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 47% to RUB 2,379 million ($60.4 million)

•	Adjusted EBITDA increased 92% to RUB 1,520 million ($38.6 million)

•	Adjusted Net Profit increased 92% to RUB 1,163 million ($29.5 million), or RUB 21.05 per diluted share

•	Total payment volume increased 15% to RUB 164.4 billion ($4.2 billion)

“In the third quarter we have continued to show strong results,” said Sergey Solonin, QIWI’s chief executive officer. “Solid financial performance demonstrates that we proceed to execute and gain share in the fast-growing payments markets we serve. Moreover, this quarter we have started various marketing activities for the first time, which demonstrate great results reflected in Visa Qiwi Wallet accounts reaccelerated growth. We see plenty of business development opportunities ahead and will continue to focus on our core market segments and execute our strategy.”

Third-Quarter 2014 Results

Revenues: Total Adjusted Net Revenue for the quarter ended September 30, 2014 was RUB 2,379 million ($60.4 million), an increase of 47% compared with RUB 1,622 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,753 million ($44.5 million), an increase of 57% compared with RUB 1,119 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume and net revenue yield in the E-commerce, Financial Services and Money Remittances market segments.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, cash and settlement services and advertising, was RUB 626 million ($15.9 million), an increase of 24% compared with RUB 503 million in the prior year. Inactivity fees for the third quarter were RUB 189 million ($4.8 million) compared with RUB 134 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 18% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 47% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended September 30, 2014, Adjusted EBITDA was RUB 1,520 million ($38.6 million), an increase of 92% compared with RUB 793 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth and continued operating leverage in the business. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 63.9% compared with 48.9% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 1,331 million ($33.8 million), an increase of 102% compared with RUB 659 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 60.8% compared with 44.3% in the prior year.

Adjusted Net Profit: For the quarter ended September 30, 2014, Adjusted Net Profit was RUB 1,163 million ($29.5 million), an increase of 92% compared with RUB 605 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 103% compared with the prior year.

Other Operating Data: For the quarter ended September 30, 2014, total payment volume was RUB 164.4 billion ($4.2 billion), an increase of 15% compared with RUB 143.2 billion in the prior year. Average payment net revenue yield was 1.07%, an increase of 29 bps compared with 0.78% in the prior year. The increase in payment volume and average net revenue yield in the third quarter was mainly driven by strong growth in the E-commerce, Financial Services and Money Remittances market segments.

The total average Net Revenue Yield was 1.45%, an increase of 31 bps as compared with 1.13% in the prior year. The total average Net Revenue Yield excluding the effect of inactivity fees was 1.33%, an increase of 29 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 175,293, an increase of 5% compared with the prior year, primarily driven by execution of new rental agreements with certain federal retail networks. The number of active Visa Qiwi Wallet accounts was 16.5 million as of the end of the third quarter 2014, an increase of 1.5 million, or 10%, as compared with 15.0 million in the third quarter 2013.

Recent Developments

Dividend: QIWI announces that following the determination of third-quarter 2014 financial results its Board of Directors recommended a dividend of USD 38 cents per share. The dividend record date is 24 November 2014, and the Company intends to pay the dividend on 26 November, 2014. The holders of ADSs will receive the dividend shortly thereafter.

2014 Guidance

QIWI is raising its 2014 outlook as compared to its previously announced outlook:

•	Total Adjusted Net Revenue is expected to increase by 32% to 40% over 2013

•	Adjusted Net Profit is expected to increase by 60% to 70% over 2013

We have noted the effects of the macroeconomic slowdown in Russia in Q2 and especially in Q3, which we believe can be long lasting and could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. The extent of the slowdown, and if that were to result in a full scale banking crisis, is yet to be assessed. Moreover, we have recently introduced several limitations on the payment volumes and account balances in QIWI Wallet as a result of our ongoing compliance process. The effect of these limitations is not clear at this stage but could potentially negatively affect the number of our consumers and, consequently, our volumes and revenues. We, therefore, do not currently have enough visibility on our Total Adjusted Net Revenue and Adjusted Net Profit in Q4 2014 and 2015. We provide the 2014 guidance with broader than usual intervals between low and high ends of the range to accommodate for any uncertainty in respect of the matters discussed above. We reserve the right to revisit our guidance in case we see the situation changing and we will report our 2015 guidance as soon as we have any visibility upon 2015 results.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2014 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13594458. The replay will be available until Tuesday, November 18, 2014. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.5 million virtual wallets, over 175,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profits and net revenue yield, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in QIWI’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of Corporate Development and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31, 2013 (audited)	As of September 30, 2014 (unaudited)	As of September 30, 2014
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	307,500	373,502	9,483
Goodwill and other intangible assets	2,405,645	2,320,775	58,922
Long-term debt instruments	1,376,862	0	0
Long-term loans	10,637	51,307	1,303
Deferred tax assets	183,333	228,721	5,807
Other non-current assets	38,394	39,736	1,009

Total non-current assets	4,322,371	3,014,041	76,524

Current assets
Trade and other receivables	2,772,297	1,938,944	49,228
Short-term loans	65,430	27,301	693
Short-term debt instruments	1,635,291	2,489,475	63,205
Prepaid income tax	60,537	12,972	329
VAT and other taxes receivable	12,478	52,706	1,338
Cash and cash equivalents	11,636,913	12,496,491	317,275
Other current assets	159,264	329,514	8,366

Total current assets	16,342,210	17,347,403	440,435

Total assets	20,664,581	20,361,444	516,958

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	907	962	24
Additional paid-in capital	1,876,104	4,920,407	124,925
Other reserve	337,254	677,912	17,212
Retained earnings	573,604	1,579,528	40,103
Translation reserve	10,757	51,315	1,303

Total equity attributable to equity holders of the parent	2,798,626	7,230,124	183,566
Non-controlling interest	(94,766)	(156,446)	(3,972)

Total equity	2,703,860	7,073,678	179,594

Non-current liabilities
Long-term borrowings	109,351	178,640	4,536
Long-term deferred revenue	31,629	13,726	348
Deferred tax liabilities	58,630	75,066	1,906
Long-term accounts payable	7,625	1,045	27

Total non-current liabilities	207,235	268,477	6,816

Current liabilities
Short-term borrowings	635	372	9
Trade and other payables	16,768,973	11,704,234	297,160
Amounts due to customers and amounts due to banks	831,226	1,087,297	27,605
Income tax payable	10,823	59,233	1,504
VAT and other taxes payable	95,403	140,229	3,560
Deferred revenue	46,233	27,879	708
Other current liabilities	193	45	1

Total current liabilities	17,753,486	13,019,289	330,548

Total equity and liabilities	20,664,581	20,361,444	516,958

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	September 30, 2013	September 30, 2014	September 30, 2014
	RUB	RUB	USD(1)
Revenue	2,975,243	3,822,175	97,042
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,559,879	1,782,489	45,256
Selling general and administrative expenses	684,349	616,364	15,649
Depreciation and amortization	28,109	93,208	2,366
Goodwill impairment	5,477	—	—
Profit from operation	697,429	1,330,114	33,770

Other income	2,774	4,861	123
Other expenses	(11,870)	(972)	(25)
Foreign exchange gain / (loss) net	(2,831)	534,236	13,564
Share of loss of associates	—	(12,151)	(309)
Impairment of investment in associates	—	(21,731)	(552)
Interest income	4,840	341	9
Interest expense	(7,518)	(9,351)	(237)

Profit before tax	682,824	1,825,347	46,344
Income tax expense	(149,533)	(269,134)	(6,833)

Net profit	533,291	1,556,213	39,511

Attributable to:
Equity holders of the parent	542,771	1,568,368	39,819
Non-controlling interests	(9,480)	(12,155)	(309)
Other comprehensive income
Exchange differences on translation of foreign operations	(3,370)	22,767	578

Total comprehensive income net of tax attributable to:	529,921	1,578,980	40,089

Equity holders of the parent	539,045	1,610,673	40,894
Non-controlling interests	(9,124)	(31,693)	(805)
Earnings per share: Basic profit attributable to ordinary equity holders of the parent	10.43	28.81	0.73
Diluted profit attributable to ordinary equity holders of the parent	10.27	28.39	0.72

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Nine months ended (unaudited)
	September 30, 2013	September 30, 2014(2)	September 30, 2014
	RUB	RUB	USD(1)
Revenue	8,387,401	10,570,075	268,365
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	4,563,350	5,217,187	132,460
Selling general and administrative expenses	1,872,629	1,827,016	46,386
Depreciation and amortization	81,054	258,085	6,553
Goodwill impairment	5,477	—	—
Profit from operations	1,864,891	3,267,787	82,966

Other income	60,781	40,900	1,038
Other expenses	(17,791)	(9,465)	(240)
Foreign exchange gain / (loss) net	4,002	435,773	11,064
Share of loss of associates	(78,896)	(23,270)	(591)
Impairment of investment in associates	(21,540)	(24,634)	(625)
Interest income	13,374	1,053	27
Interest expense	(19,379)	(30,362)	(771)

Profit before tax	1,805,442	3,657,782	92,868
Income tax expense	(465,096)	(697,556)	(17,710)

Net profit	1,340,346	2,960,226	75,157

Attributable to:
Equity holders of the parent	1,368,183	3,000,243	76,173
Non-controlling interests	(27,837)	(40,017)	(1,016)
Other comprehensive income
Exchange differences on translation of foreign operations	(9,380)	19,282	490

Total comprehensive income net of tax attributable to:	1,330,966	2,979,508	75,647

Equity holders of the parent	1,362,953	3,040,801	77,203
Non-controlling interests	(31,987)	(61,293)	(1,556)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	26.30	56.58	1.44
Diluted profit attributable to ordinary equity holders of the parent	26.19	55.72	1.41

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.
(2)	The amounts shown here do not correspond to the financial statements for the nine-month period ended September 30, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.

QIWI plc.

Consolidated Cash Flow Statement

(in thousands, except per share data)

	Nine months ended
	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2014
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	1,805,442	3,657,782	92,868

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	81,054	258,085	6,553
Loss on disposal of property and equipment	4,069	2,394	61
Foreign exchange loss, net	(4,002)	(435,773)	(11,064)
Interest income, net	(259,267)	(252,476)	(6,410)
Bad debt expense, net	211,407	55,678	1,414
Share of loss of associates	78,896	23,270	591
Impairment of investment in associates	21,540	24,634	625
Impairment of Goodwill	5,477	—
Share-based payments	145,763	335,491	8,518
Other	9,368	9,171	233

Operating profit before changes in working capital	2,099,747	3,678,256	93,388

Decrease in trade and other receivables	1,324,662	743,173	18,868
Increase in other assets	(64,551)	(178,808)	(4,540)
(Increase)/Decrease in amounts due to customers and amounts due to banks	(120,439)	256,071	6,501
Decrease in accounts payable and accruals	(5,743,157)	(4,944,812)	(125,544)
Loans issued/ (settled) from banking operations	200,750	(9,040)	(230)

Cash used in operations	(2,302,988)	(455,160)	(11,556)

Interest received	400,005	273,811	6,952
Interest paid	(16,368)	(21,767)	(553)
Income tax paid	(508,885)	(630,533)	(16,009)

Net cash flow used in operating activities	(2,428,236)	(833,649)	(21,166)

Cash flows used in investing activities
Contribution to associates	—	(24,201)	(614)
Payments for assignment of loans	—	(68,063)	(1,728)
Purchase of property and equipment	(122,550)	(230,784)	(5,859)
Proceeds from sale of property and equipment	1,684	—	—
Purchase of intangible assets	(13,400)	(80,209)	(2,036)
Loans issued	(20,859)	(44,676)	(1,134)
Repayment of loans issued	9,421	39,440	1,001
Purchase of debt instruments	(1,901,004)	(706,846)	(17,946)
Proceeds from settlement of debt instruments	1,654,016	1,242,313	31,541

Net cash flow used in/generated from investing activities	(392,692)	126,974	3,224

Cash flows generated from financing activities
Issue of share capital	—	3,044,356	77,293
Exercise of options	—	5,167	131
Proceeds from borrowings	20,426	38,198	970
Repayment of borrowings	(265)	(672)	(17)
Dividends paid to owners of the Group	(1,327,836)	(2,009,163)	(51,011)
Dividends paid to non-controlling shareholders	(2,098)	(2,170)	(55)
Underwriters’ commission	72,835	—	—
Distribution of underwriters’ commission	(67,643)	—	—
Transactions with non-controlling interest	—	1,783	45

Net cash flow used in/ generated from financing activities	(1,304,581)	1,077,499	27,357

Effect of exchange rate changes on cash and cash equivalents	(7,258)	488,754	12,409

Net decrease in cash and cash equivalents	(4,132,767)	859,578	21,824

Cash and cash equivalents at the beginning	9,943,160	11,636,913	295,451

Cash and cash equivalents at the end	5,810,393	12,496,491	317,275

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RUB	RUB	USD(1)
Revenue	2,975	3,822	97.0
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,560	1,782	45.3
Plus: Compensation to employees and related taxes	207	339	8.6

Total Adjusted Net Revenue	1,622	2,379	60.4

Payment Revenue(2)	2,381	3,001	76.2
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,434	1,514	38.4
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	172	266	6.8

Payment Adjusted Net Revenue	1,119	1,753	44.5

Other Revenue(5)	594	821	20.8
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	126	268	6.8
Plus: Compensation to employees and related taxes allocated to other revenue(4)	35	73	1.9

Other Adjusted Net Revenue	503	626	15.9

Payment Adjusted Net Revenue	1,119	1,753	44.5
E-commerce	311	527	13.4
Financial services	264	601	15.2
Money remittances	123	240	6.1
Telecom	350	283	7.2
Other	72	103	2.6
Other Adjusted Net Revenue	503	626	15.9

Total Adjusted Net Revenue	1,622	2,379	60.4

Net Profit	533	1,556	39.5

Plus: Depreciation and amortization	28	93	2.4
Other income	(3)	0	0.0
Other expenses	12	1	0.0
Foreign exchange (loss) gain, net	3	(534)	(13.6)
Share of loss of associates	—	12	0.3
Impairment of investment in associates	—	22	0.6
Interest income	(5)	(0)	(0.0)
Interest expenses	8	9	0.2
Income tax expenses	150	269	6.8
Offering expenses	32	0	0.0
Income from depositary(7)	(0)	(5)	(0.1)
Share-based payments expenses	30	96	2.4
Goodwill impairment	5	—	—

Adjusted EBITDA	793	1,520	38.6

Adjusted EBITDA margin	48.9%	63.9%	63.9%
Net profit	533	1,556	39.5
Amortization of fair value adjustments	5	22	0.6
Offering expenses	32	0	0.0
Income from depositary	(0)	(5)	(0.1)
Share-based payments expenses	30	96	2.4
Goodwill impairment	5	—	—
Effect of taxation of the above items	(1)	(5)	(0.1)
Forex gain on SPO funds(8)	—	(502)	(12.7)

Adjusted Net Profit	605	1,163	29.5

Adjusted Net Profit per share:
Basic	11.63	21.37	0.54
Diluted	11.46	21.05	0.53
Shares used in computing Adjusted Net Profit per share
Basic	52,044	54,442	54,442
Diluted	52,864	55,248	55,248

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	The Forex gain on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RUB	RUB	USD(1)
Revenue	8,387	10,570	268.4
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,563	5,217	132.5
Plus: Compensation to employees and related taxes	643	1,015	25.8

Total Adjusted Net Revenue	4,467	6,368	161.7

Payment Revenue(2)	6,706	8,433	214.1
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	4,219	4,566	115.9
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	527	810	20.6

Payment Adjusted Net Revenue	3,015	4,677	118.7

Other Revenue(5)	1,681	2,137	54.3
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	345	651	16.5
Plus: Compensation to employees and related taxes allocated to other revenue(4)	116	205	5.2

Other Adjusted Net Revenue	1,452	1,691	42.9

Payment Adjusted Net Revenue	3,015	4,677	118.7
E-commerce	833	1,358	34.5
Financial services	673	1,444	36.7
Money remittances	292	664	16.9
Telecom	990	905	23.0
Other	227	306	7.8
Other Adjusted Net Revenue	1,452	1,691	42.9

Total Adjusted Net Revenue	4,467	6,368	161.7

Net Profit	1,340	2,960	75.2

Plus: Depreciation and amortization	81	258	6.6
Other income	(17)	(3)	(0.1)
Other expenses	18	9	0.2
Foreign exchange (loss) gain, net	(4)	(436)	(11.1)
Share of loss of associates	79	23	0.6
Impairment of investment in associates	22	25	0.6
Interest income	(13)	(1)	(0.0)
Interest expenses	19	30	0.8
Income tax expenses	465	698	17.7
Offering expenses	147	45	1.1
Income from depositary(7)	(44)	(38)	(1.0)
Share-based payments expenses	146	335	8.5
Goodwill impairment	5	—	—

Adjusted EBITDA	2,244	3,907	99.2

Adjusted EBITDA margin	50.2%	61.3%	61.3%
Net profit	1,340	2,960	75.2
Amortization of fair value adjustments	16	57	1.4
Offering expenses	147	45	1.1
Income from depositary	(44)	(38)	(1.0)
Share-based payments expenses	146	335	8.5
Goodwill impairment	5	—	—
Effect of taxation of the above items	(3)	(11)	(0.3)
Forex gain on SPO funds(8)	—	(450)	(11.4)

Adjusted Net Profit	1,607	2,898	73.6

Adjusted Net Profit per share:
Basic	30.90	54.66	1.39
Diluted	30.77	53.83	1.37
Shares used in computing Adjusted Net Profit per share
Basic	52,015	53,023	53,023
Diluted	52,241	53,841	53,841

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	The Forex gain on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	143.2	164.4	4.2

E-commerce	15.3	18.8	0.5
Financial services	38.0	51.0	1.3
Money remittances	9.4	16.7	0.4
Telecom	70.3	64.8	1.6
Other	10.2	13.1	0.3

Payment adjusted net revenue (million)(3)	1,119.1	1,753.3	44.5

E-commerce	310.6	527.0	13.4
Financial services	263.5	600.5	15.2
Money remittances	123.2	239.8	6.1
Telecom	349.6	282.5	7.2
Other	72.2	103.4	2.6

Payment average net revenue yield	0.78%	1.07%	1.07%

E-commerce	2.02%	2.80%	2.8%
Financial services	0.69%	1.18%	1.2%
Money remittances	1.31%	1.44%	1.4%
Telecom	0.50%	0.44%	0.4%
Other	0.71%	0.79%	0.8%

Total average Net Revenue Yield	1.13%	1.45%	1.45%
Active kiosks and terminals (units)	167,112	175,293	175,293
Active Qiwi Wallet accounts(4)	15.0	16.5	16.5

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations. The methodology of payment volumes allocation between different market segments in QIWI’s international operations (including Kazachstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	Active VISA Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	401.2	470.2	11.9

E-commerce	45.1	54.1	1.4
Financial services	102.6	146.6	3.7
Money remittances	23.4	45.1	1.1
Telecom	197.4	185.8	4.7
Other	32.7	38.6	1.0

Payment adjusted net revenue (million)(3)	3,015.1	4,677.2	118.7

E-commerce	832.7	1,357.6	34.5
Financial services	672.9	1,444.2	36.7
Money remittances	292.3	664.3	16.9
Telecom	990.5	905.1	23.0
Other	226.7	305.9	7.8

Payment average net revenue yield	0.8%	1.0%	1.0%

E-commerce	1.85%	2.51%	2.5%
Financial services	0.66%	0.98%	1.0%
Money remittances	1.25%	1.47%	1.5%
Telecom	0.50%	0.49%	0.5%
Other	0.69%	0.79%	0.8%

Total average Net Revenue Yield	1.11%	1.35%	1.35%
Active kiosks and terminals (units)	167,112	175,293	175,293
Active Qiwi Wallet accounts(4)	15.0	16.5	16.5

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 39.3866 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2014.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations. The methodology of payment volumes allocation between different market segments in QIWI’s international operations (including Kazachstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	Active VISA Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.